SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of November, 2005
                        Commission File Number: 33-99284


                                STENA AB (PUBL)
                (Translation of registrant's name into English)

                  MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  .......................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:
                Yes..................              No.................X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):82-.    .................


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 29, 2005                    By:    /s/ Svante Carlsson

                                            Name:  Svante Carlsson
                                            Title: Chief Financial Officer and
                                                   Executive Vice President

                    Stena AB and Consolidated Subsidiaries

                           Forward-looking statements

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-  changes in general economic and business conditions;
-  unanticipated changes in laws and regulations;
-  changes in currency exchange rates and interest rates;
-  risks incedent to vessel operations, including discharge of pollutants;
-  introduction of competing services by other companies;
-  changes in trading or travel patterns;
- increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-  changes in business strategy; and
- other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

         The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.



Table of Contents                                                           Page


CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
the three month periods ended September 30, 2004 and September 30, 2005           3
the nine month periods ended September 30, 2004 and September 30, 2005            4

Condensed Consolidated Balance Sheets as of
December 31, 2004 and September 30, 2005                                          5

Condensed Consolidated Statements of Cash Flow for
the nine month periods ended September 30, 2004 and September 30, 2005            6

Notes to Condensed Consolidated Financial Statements                        7  -  9


OPERATING AND FINANCIAL REVIEW                                             10  - 23

                   Condensed Consolidated Income Statements

                                                                                  Three month periods ended
                                                                          September 30, 2004  September 30, 2005
                                                                                   SEK        SEK         $
                                                                                 (in millions)
Revenues:
Ferry operations................................................                  3,038      3,123       404
Drilling........................................................                    381        435        56
Shipping........................................................                    830      1,006       130
         Net gain on sale of vessels............................                      7         --        --
                                                                                 ------     ------     ------
         Total shipping.........................................                    837      1,006       130
Property........................................................                    428        467        60
         Net gain on sale of properties.........................                     65        254        33
         Total property.........................................                    493        721        93
Other...........................................................                    153        291        38
                                                                                 ------     ------     ------
Total revenues..................................................                  4,902      5,576       721
                                                                                 ------     ------     ------
Direct operating expenses:
Ferry operations................................................                 (1,939)    (1,995)     (258)
Drilling........................................................                   (251)      (274)      (35)
Shipping........................................................                   (590)      (804)     (104)
Property........................................................                   (162)      (168)      (22)
Other...........................................................                   (152)      (252)      (33)
                                                                                 ------     ------     ------
Total direct operating expenses.................................                 (3,094)    (3,493)     (452)
                                                                                 ------     ------     ------
Selling and administrative expenses.............................                   (381)      (450)      (58)
Depreciation and amortization...................................                   (509)      (459)      (59)
                                                                                 ------     ------     ------
Total operating expenses........................................                 (3,984)    (4,402)     (569)
                                                                                 ------     ------     ------
Income from operations..........................................                    918      1,174       152
                                                                                 ------     ------     ------
Share of affiliated companies' results..........................                     11          7         1
                                                                                 ------     ------     ------
Financial income and expense:
Dividends received..............................................                      3         12         2
Gain (loss) on securities, net..................................                     30         74        10
Interest income.................................................                     31         49         6
Interest expense................................................                   (285)      (297)      (38)
Foreign exchange gains (losses), net............................                     11         43         6
Other financial income (expense), net...........................                     17         16         2
                                                                                 ------     ------     ------
Total financial income and expense..............................                   (193)      (103)      (12)
                                                                                 ------     ------     ------
Minority interest...............................................                     (4)        (1)       --

Income before taxes.............................................                    732      1,077       141

Income taxes....................................................                   (116)       274        35
                                                                                 ------     ------     ------
Net income......................................................                    616      1,351       176
                                                                                 ------     ------     ------


                    Condensed Consolidated Income Statements

                                                                                   Nine month periods ended
                                                                           September 30, 2004  September 30, 2005
                                                                                   SEK        SEK         $
                                                                                (in millions)
Revenues:
Ferry operations................................................                  7,005      7,213       933
Drilling........................................................                  1,088      1,266       164
Shipping........................................................                  2,370      3,022       391
         Net gain on sale of vessels............................                    272         --        --
         Total shipping.........................................                  2,642      3,022       391
Property........................................................                    900      1,425       184
         Net gain on sale of properties.........................                    122        524        68
         Total property.........................................                  1,022      1,949       252
Other...........................................................                    508        789       102
Total revenues..................................................                 12,265     14,239     1,842
                                                                                 ------     ------     ------
Direct operating expenses:
Ferry operations................................................                 (5,041)    (5,160)     (668)
Drilling........................................................                   (681)      (824)     (107)
Shipping........................................................                 (1,550)    (2,164)     (280)
Property........................................................                   (368)      (576)      (74)
Other...........................................................                   (461)      (675)      (87)
                                                                                 ------     ------     ------
Total direct operating expenses.................................                 (8,101)    (9,399)   (1,216)
                                                                                 ------     ------     ------
Selling and administrative expenses.............................                 (1,184)    (1,313)     (170)
Depreciation and amortization...................................                 (1,322)    (1,314)     (170)
                                                                                 ------     ------     ------
Total operating expenses........................................                (10,607)   (12,026)   (1,556)
                                                                                 ------     ------     ------
Income from operations..........................................                  1,658      2,213       286
                                                                                 ------     ------     ------
Share of affiliated companies' results..........................                     19         14         2
                                                                                 ------     ------     ------
Financial income and expense:
Dividends received..............................................                     33         63         8
Gain (loss) on securities, net..................................                    302         95        12
Interest income.................................................                     78        129        17
Interest expense................................................                   (715)      (910)     (118)
Foreign exchange gains (losses), net............................                     20         26         3
Other financial income (expense), net...........................                    166         58         8
                                                                                 ------     ------     ------
Total financial income and expense..............................                   (116)      (539)      (70)
                                                                                 ------     ------     ------
Minority interest...............................................                     (6)        (2)        --

Income before taxes.............................................                  1,555      1,686       218

Income taxes....................................................                   (240)       100        13
                                                                                 ------     ------     ------
Net income......................................................                  1,315      1,786       231
                                                                                 ======     ======     ======

                     Condensed Consolidated Balance Sheets

                                                                            December 31, 2004 September 30, 2005
                                                                                    SEK       SEK         $
                                                                                (in millions)
                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    410        790       102
Tangible fixed assets:
 Vessels........................................................                 12,747     14,007     1,812
 Construction in progress.......................................                    501      1,328       172
 Equipment......................................................                    587        683        88
 Property.......................................................                 18,699     17,541     2,270
                                                                                 ------     ------     ------
Total tangible fixed assets.....................................                 32,534     33,559     4,342
                                                                                 ------     ------     ------
Financial fixed assets:
Investment in affiliated companies..............................                    120        313        40
Marketable securities...........................................                  1,539      2,214       286
Other assets....................................................                  1,108      1,352       175
                                                                                 ------     ------     ------
Total financial fixed assets....................................                  2,767      3,879       501
Total noncurrent assets.........................................                 35,711     38,228     4,945
                                                                                 ------     ------     ------
Current assets:
Inventories.....................................................                    226        341        44
Trade debtors...................................................                    953      1,565       203
Other receivables...............................................                    764        951       123
Prepaid expenses and accrued income.............................                    819      1,182       153
Short-term investments..........................................                    995      1,692       219
Cash and cash equivalents.......................................                  2,380      2,312       299
                                                                                 ------     ------     ------
Total current assets............................................                  6,137      8,043     1,041
                                                                                 ------     ------     ------
Total assets....................................................                 41,848     46,271     5,986
                                                                                 ======     ======     ======

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 13,197     15,243     1,971
                                                                                 ------     ------     ------
Total stockholders' equity......................................                 13,202     15,248     1,972
                                                                                 ------     ------     ------
Minority interest...............................................                     --          3        --
                                                                                 ------     ------     ------
Provisions:
   Deferred income taxes........................................                  2,097      1,953       253
   Other provisions.............................................                    399        431        56
                                                                                 ------     ------     ------
Total provisions................................................                  2,496      2,384       309
                                                                                 ------     ------     ------
Noncurrent liabilities:
   Long-term debt...............................................                 17,421     18,421     2,384
   Senior notes.................................................                  4,088      4,695       607
   Capitalized lease obligations................................                  1,259      1,323       171
   Other noncurrent liabilities.................................                    143        149        19
                                                                                 ------     ------     ------
Total noncurrent liabilities....................................                 22,911     24,588     3,181
                                                                                 ------     ------     ------
Current liabilities:
   Short-term debt..............................................                    218        262        34
   Capitalized lease obligations................................                     38         40         5
   Trade accounts payable.......................................                    503        777       100
   Income tax payable...........................................                    120        160        21
   Other........................................................                    461        501        65
   Accrued costs and prepaid income.............................                  1,899      2,308       299
                                                                                 ------     ------     ------
Total current liabilities.......................................                  3,239      4,048       524
                                                                                 ------     ------     ------
Total stockholders' equity and liabilities......................                 41,848     46,271     5,986
                                                                                 ======     ======     ======

                 Condensed Consolidated Statements of Cash Flow

                                                                                 Nine month periods ended
                                                                          September 30, 2004  September 30, 2005
                                                                                   SEK        SEK         $
                                                                                (in millions)
Net cash flows from operating activities:
Net income......................................................                  1,315      1,786       231
Adjustments to reconcile net income to net cash
   used in operating activities:
Depreciation and amortization...................................                  1,322      1,314       170
Share of affiliated companies' results..........................                    (19)       (14)       (2)
Gain on sale of property, vessels and equipment.................                   (395)      (527)      (68)
Gain on securities, net.........................................                   (302)       (95)      (12)
Unrealized foreign exchange (gains) losses......................                    (78)       141        18
Deferred income taxes...........................................                     99       (155)      (20)
Minority interest...............................................                      6          2        --
Other non cash items............................................                   (115)      (106)      (14)
Net cash flows from trading securities..........................                   (346)      (729)      (94)
Changes in assets and liabilities:
Receivables.....................................................                   (322)      (411)      (53)
Prepaid expenses and accrued income.............................                   (397)      (305)      (39)
Inventories.....................................................                    (66)       (68)       (9)
Trade accounts payable..........................................                    102         95        12
Accrued costs and prepaid income................................                    376        222        28
Income tax payable..............................................                     91         12         2
Other current liabilities.......................................                    (28)        75        10
Net cash provided by operating activities.......................                  1,243      1,237       160

Net cash flows from investing activities:
Purchase of intangible assets...................................                   (124)       (44)       (6)
Cash proceeds from sale of property, vessels and equipment......                  1,112      2,717       351
Capital expenditure on property, vessels and equipment..........                 (2,540)    (3,020)     (390)
Purchase of subsidiaries, net of cash acquired..................                 (3,858)      (518)      (67)
Investment in affiliated companies..............................                     --        (66)       (9)
Proceeds from sale of securities................................                  2,873        321        42
Purchase of securities..........................................                 (2,112)      (798)     (103)
Increase of non-current assets..................................                   (212)        --        --
Other investing activities......................................                      7         86        11
Net cash used in investing activities...........................                 (4,854)    (1,322)     (171)

Net cash flows from financing activities:
Proceeds from issuance of debt..................................                  1,798        961       124
Principal payments on debt......................................                   (614)    (1,283)     (166)
Net change in borrowings on line-of-credit agreements...........                  2,051        490        63
Principal payments on capital lease obligations.................                    (33)       (30)       (3)
Net change in restricted cash accounts..........................                    (20)        27         3
Dividends paid..................................................                    (70)      (195)      (25)
Other financing activities......................................                    (25)        33         4
Net cash provided by financing activities.......................                  3,087          3        --

Effect of exchange rate changes on cash and cash equivalents....                      5         14         2

Net change in cash and cash equivalents.........................                   (519)       (68)       (9)

Cash and cash equivalents at beginning of period................                  1,718      2,380       308

Cash and cash equivalents at end of period......................                  1,199      2,312       299


              Notes to Condensed Consolidated Financial Statements

Note 1  Basis of presentation

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on September 30, 2005 of $1 = SEK 7.7290.


Note 2  Segment information

                                                              Three month periods          Nine month periods
(SEK in millions)                                             ended September 30,          ended September 30,
                                                              2004           2005          2004          2005
                                                              ----           ----          ----          ----
Income from operations:
Ferry operations....................................           637            690           633           787
Drilling............................................           (52)           (34)         (132)         (108)
Shipping:   Roll-on/Roll-off vessels................             5             24            40            75
         Crude oil tankers..........................           127             63           488           437
         Other shipping.............................            (3)            (3)          (12)          (10)
         Net gain on sale of vessels................             7             --           272            --
                                                             -----         ------         ------        ------
         Total shipping.............................           136             84           788           502
Property............................................           177            217           374           616
         Net gain on sale of properties.............            65            254           122           524
                                                             -----         ------         ------        ------
         Total property.............................           242            471           496         1,140
Other...............................................           (45)           (37)         (127)         (108)
                                                             -----         ------         ------        ------
Total...............................................           918          1,174         1,658         2,213
                                                             -----         ------         ------        ------

                                                              Three month periods         Nine month periods
(SEK in millions)                                             ended September 30,         ended September 30,
                                                              2004          2005          2004          2005
                                                              ----          ----          ----          ----
Depreciation and amortization:
Ferry operations....................................           243           208           641           604
Drilling............................................           150           150           441           425
Shipping:   Roll-on/Roll-off vessels................            28            33            71            94
            Crude oil tankers.......................            19            12            47            27
            Other shipping..........................             2             3             5             8
            Total shipping..........................            49            48           123           129
Property............................................            60            38            94           121
Other...............................................             7            15            23            35
                                                             -----         ------         ------        ------
Total...............................................           509           459         1,322         1,314
                                                             -----         ------         ------        ------


              Notes to Condensed Consolidated Financial Statements

                                                                                          Nine month periods
                                                                                          ended September 30,
                                                                                          2004          2005
                                                                                          ----          ----
Capital expenditures:
Ferry operations....................................                                       622           322
Drilling............................................                                       353           875
Shipping:   Roll-on/Roll-off vessels................                                       360           268
         Crude oil tankers..........................                                       908           566
         Other shipping.............................                                         9            15
                                                                                         -----         ------
         Total shipping.............................                                     1,277           849
Property............................................                                       273           943
Other...............................................                                        15            31

Total...............................................                                     2,540         3,020
                                                                                         -----         -----


Note 3  Stockholders' Equity

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 208 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

                                                                                                        Total
                                                             Capital  Restricted  Unrestricted  stockholders'
                                                               stock    reserves      reserves         equity
                                                               -----    --------      --------         ------
Balance at December 31, 2004........................             5           763        12,434        13,202
Transfers between reserves..........................            --           135         (135)            --
Dividend paid.......................................            --            --         (195)         (195)
Transfer to charitable trust........................            --            --          (30)          (30)
Foreign currency translation adjustments ...........            --            54           431           485
Net income .........................................            --            --         1,786         1,786
                                                                --           ---        ------        ------
Balance at September 30, 2005.......................             5           952        14,291        15,248
                                                                --           ---        ------        ------



         Note 4  Contingent Liabilities

         The Company participates in a pension scheme in the UK, in which plan assets were not segregated in separate accounts or restricted to provide benefits exclusively to employees of the Company. As such, this pension scheme had been accounted for as a multi-employer plan for both Swedish and US GAAP purposes with any future payments to cover deficits recorded as contingent liabilities. In August 2005, there was a ruling in a UK court that provided the basis for the segregation of the pension scheme among the participants. Segregation of the pension scheme will be completed in the fourth quarter of 2005. The deficit attributable to the Company will be recorded for Swedish GAAP purposes, as of October 1, 2005 as a change in accounting principles, and will be reflected as a charge to stockholders' equity. Under US GAAP, the deficit attributable to the Company will be recorded as a charge to the income statement.


Note 5  US GAAP Information

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.



              Notes to Condensed Consolidated Financial Statements

Note 5  US GAAP Information, continued

                                                                                           Nine month periods
                                                                                          ended September 30,
(SEK in millions)                                                                         2004          2005
                                                                                         -----         ------

Net income under Swedish GAAP ......................                                     1,315         1,786

Adjustments to reconcile to US GAAP:
Disposal of assets..................................                                       (66)           61
Depreciation of properties..........................                                       (64)          (24)
Investments in securities..........Crude oil tankers                                        (2)          (32)
Financial instruments...............................                                       829         1,482
Purchase accounting Stena Line......................                                       (48)           26
Business combinations...............................                                        11            19
Pensions............................................                                         1            (5)
Deferred costs......................................                                        11            11
Repurchase of capital lease.........................                                         2            55
Investments in VIEs...........................Others                                       135            ---
Others..............................................                                        13            12
Tax effect of US GAAP adjustments...................                                      (183)         (353)
                                                                                         -----         ------
Net income under US GAAP............................                                     1,954         3,038
                                                                                         -----         ------


                                                                                         As of         As of
                                                                                       Dec 31,       Sep 30,
                                                                                          2004          2005
                                                                                       -------       --------
Stockholders' equity under Swedish GAAP ............                                    13,202        15,248

Adjustments to reconcile to US GAAP:
Disposal of assets..................................                                      (450)         (389)
Depreciation of properties..........................                                      (481)         (505)
Investments in securities..........Crude oil tankers                                       319         1,130
Financial instruments...............................                                       653         2,134
Purchase accounting Stena Line......................                                      (364)         (339)
Business combinations...............................                                        15            35
Pensions............................................                                      (343)         (348)
Deferred costs......................................                                       (28)          (17)
Capital lease transaction...........................                                      (839)         (784)
Investments in VIEs.................................                                       112            29
Others..............................................                                       (58)          (49)
Tax effect of US GAAP adjustments...................                                       244         (274)
                                                                                       -------       --------

Stockholders' equity under US GAAP..................                                    11,982        15,871
                                                                                       -------       --------


         Comprehensive income

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30, 2004 and 2005 was SEK 1,992 million and SEK 4,114 million, respectively.

                        OPERATING AND FINANCIAL REVIEW

           The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sales or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.


Highlights of the first nine months of 2005

           In January 2005, the Company acquired the RoRo vessel Linda Rosa, built in Italy in 1996. The vessel was renamed the Mont Ventoux in August 2005, after renaming the previous Mont Ventoux the Stena Forwarder. In February 2005, the RoPax vessel Pride of Cherbourg was chartered from P&O Ferries and subsequently renamed the Stena Challenger. This vessel was first used to replace the Stena Baltica on the Stena Line route Karlskrona-Gdynia during spring 2005, while the Stena Baltica was being rebuilt. Beginning in late June 2005, the Stena Challenger was chartered out to a third party.

           In March 2005, the Company entered into a Suezmax pooling agreement, effective from July 2005, with Sonangol Shipping in Angola. The revenues from the pool will be split between the pool members in proportion to the number of tankers each delivered to the pool. Also in March 2005, the product tanker Stena Contest was delivered from the shipyard in Croatia. The fourth and final product tanker from this shipyard, the Stena Concept, was delivered in April 2005. Both of these tankers now operate on the spot market.

           In the period January to September 2005, properties were sold from Drott for a total price of approximately SEK 2.1 billion, whereof approximately SEK 1.3 billion was in the third quarter. Other properties were sold in Sweden and in The Netherlands for a total price of approximately SEK 425 million and SEK 200 million, respectively. Properties were bought in Sweden and in the Netherlands for a total price of approximately SEK 610 million and SEK 150 million, respectively.

           In June 2005, Stena Adactum acquired the Swedish company Envac Centralsug AB ("Envac"), a company in the automated waste collection business that develops and sells underground network systems for the transportation of municipal and commercial waste. The cost of the acquisition was SEK 566 million, which was financed from existing credit facilities. Envac operates in 16 countries and had sales in 2004 of SEK 727 million.

         In August 2005, the Company ordered a drillship for ultra deep water drilling for delivery at the end of 2007. The order was placed with the Samsung shipyard in Korea. The total investment will be approximately USD 600 million. An advance payment of USD 79 million was paid to the shipyard at order. The remaining amount is to be paid as interim payments and at delivery and is expected to be financed from a new financing.

        Also in August 2005, the Company ordered two RoPax vessels from a shipyard in St. Petersburg, Russia for delivery in 2008. The order includes an option for two additional RoPax vessels. The newbuildings are of similar design to the vessels currently on order with the Fosen shipyard in Norway, which are scheduled to be delivered in 2006.


SUBSEQUENT EVENTS

        In October 2005, the panamax tanker vessels under construction at the Dalian shipyard in China, the Stena Compass and the Stena Compassion, were sold to the Greek shipping company Aries for delivery in December 2005 and April 2006, respectively.

        In November 2005, the Company took delivery of the aframax tanker Stena Arctica from the Hyundai shipyard in Korea. After final completion in December 2005, the vessel will be chartered to the Russian company Progetra. The sister vessel was sold to the Russian shipping company Sovcomflot under the name SCF Baltica for delivery in December 2005.

        Also in November 2005, the product tankers Stena Contest and Stena Concept were sold to Arlington Tankers Ltd, for delivery in January 2006.

Currency effects

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK. Also, approximately 30% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The average exchange rates as used for consolidation purposes for revenues and expenses are as follows:


Average rates                     July-        July-      Change        January-        January-      Change
                              September    September                   September       September
                                   2004         2005                        2004            2005
                                   ----         ----                        ----            ----

US$......................          7.50         7.71          3%            7.48            7.31        (2%)
British pound............         13.63        13.72          1%           13.62           13.46        (1%)
Euro.....................          9.16         9.38          2%            9.17            9.22          1%

         In addition, the Company's assets and liabilities are significantly affected, as reported in SEK, by fluctuations in currency exchange rates. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by hedging certain of the currency exchange exposures with borrowings denominated in the same currency as the investment. In addition, the Company enters into certain derivative financial instruments. Although the Company seeks to hedge the net effects of such fluctuations, the reported assets and liabilities are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes for assets and liabilities are as follows:


Closing rates                                                       December 31,   September 30,      Change
-------------                                                               2004            2005
                                                                            ----            ----
US$.............................................................          6.6125          7.7800         18%
British pound...................................................         12.7100         13.6700          8%
Euro............................................................          9.0070          9.3405          4%

     THREE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THREE MONTHS ENDED
                              SEPTEMBER 30, 2004

Revenues

         Total revenues increased SEK 674 million, or 14%, in the three months ended September 30, 2005 to SEK 5,576 million from SEK 4,902 million in the three months ended September 30, 2004, as a result of increased revenues in all business areas, partly as an effect of the weakening of the SEK against the US dollar and, to a lesser extent, the British pound and the euro.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 85 million in the three months ended September 30, 2005 to SEK 3,123 million from SEK 3,038 million, or 3%, in the three months ended September 30, 2004, due to increased revenues from the freight business activity and onboard sales, offset by decreased revenues in the travel business activity due to lower volumes for passengers and cars.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 54 million, or 14%, in the three months ended September 30, 2005 to SEK 435 million from SEK 381 million in the three months ended September 30, 2004, mainly due to a new contract for the Stena Dee, which had an offhire period in the three months ended September 30, 2004, together with the weakening of the SEK against the US dollar, partly offset by reduced revenues for the Stena Clyde due to an offhire period for planned dry-docking. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 176 million, or 21%, in the three months ended September 30, 2005 to SEK 1,006 million from SEK 830 million in the three months ended September 30, 2004. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 25 million to SEK 118 million from SEK 93 million, or 27%, mainly due to charter hire received for the Linda Rosa/Mont Ventoux which was delivered in January 2005 and charter hire received for the Stena Challenger which was chartered in from January 2005. Revenues from crude oil tankers increased SEK 148 million, or 21%, in the three months ended September 30, 2005 to SEK 856 million from SEK 708 million in the three months ended September 30, 2004, mainly due to charter hire received for the additional tankers chartered in and the charter hire received for two tanker newbuildings delivered in March and April 2005, together with the decrease of the SEK with respect to the US dollar. In the three months ended September 30, 2005, an average of 40 tankers were operated (chartered or owned), compared to an average of 32 tankers in the three months ended September 30, 2004.

         Net Gain on Sale of Vessels, Shipping. In the three months ended September 30, 2005, no vessel sales were made. In the three months ended September 30, 2004, gains of SEK 7 million were recorded on the sale of the RoRo vessels Stena Timer and Stena Tender.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the the Company. Revenues from property operations increased SEK 39 million, or 9%, in the three months ended September 30, 2005 to SEK 467 million from SEK 428 million in the three months ended September 30, 2004, due to the acquisition in August 2004 of Bostads AB Drott ("Drott"), which had revenues for the three months ended September 30, 2005 of SEK 238 million as compared to SEK 178 million for the three months ended September 30, 2004, partly offset by lower revenues due to sale of properties in 2005.

         Net Gain on Sale of Properties. In the three months ended September 30, 2005, gains of SEK 254 million were recorded on the sale of properties, including gains of SEK 245 million from the sales of properties from Drott. In the three months ended September 30, 2004, gains of SEK 65 million were recorded.

         Other. Other revenues in the three months ended September 30, 2005 were SEK 291 million, which includes SEK 121 million related to the garden center and flower business "Blomsterlandet" and SEK 170 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other revenues in the three months ended September 30, 2004 were SEK 153 million, which relate almost entirely to Blomsterlandet.

Direct operating expenses

         Total direct operating expenses increased SEK 399 million in the three months ended September 30, 2005 to SEK 3,493 million from SEK 3,094 million in the three months ended September 30, 2004, or 13%, as a result of increased operating expenses in all business areas together with the weakening of the SEK with respect to the US dollar, the Euro and the British pound.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 56 million, or 3%, in the three months ended September 30, 2005 to SEK 1,995 million from SEK 1,939 million in the three months ended September 30, 2004. Direct operating expenses for ferry operations for the three months ended September 30, 2005 was 64% of revenues, the same as for the three months ended September 30, 2004.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 23 million, or 9%, in the three months ended September 30, 2005 to SEK 274 million from SEK 251 million in the three months ended September 30, 2004, mainly due to increased expenses for the Stena Dee, which was offhire in 2004, together with the weakening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended September 30, 2005 were 63% of drilling revenues as compared to 66% for the three months ended September 30, 2004.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 214 million, or 36%, in the three months ended September 30, 2005 to SEK 804 million from SEK 590 million in the three months ended September 30, 2004. Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 1 million in the three months ended September 30, 2005 to SEK 50 million from SEK 49 million in the three months ended September 30, 2004. Direct operating expenses associated with crude oil tankers increased SEK 215 million, or 40%, to SEK 752 million from SEK 537 million, mainly due to increased expenses resulting from a larger fleet, increased market rates for chartered in vessels and the weakening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended September 30, 2005 were 88% of revenues, as compared to 76% for the three months ended September 30, 2004. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 6 million, or 4%, in the three months ended September 30, 2005 to SEK 168 million from SEK 162 million in the three months ended September 30, 2004, mainly due to the acquisition in August 2004 of Drott, which had direct operating expenses for the three months ended September 30, 2005 of SEK 89 million as compared to SEK 73 million for the three months ended September 30, 2004, partly offset by lower expenses due to sale of properties in 2005. Total direct operating expenses from property operations in the three months ended September 30, 2005 were 36% of property revenues, as compared to 37% for the three months ended September 30, 2004.

         Other. Other direct operating expenses in the three months ended September 30, 2005 were SEK 252 million, which includes SEK 123 million related to the garden center and flower business "Blomsterlandet" and SEK 123 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other direct operating expenses in the three months ended September 30, 2004 were SEK 152 million which relate entirely to Blomsterlandet.

Selling and administrative expenses

         Selling and administrative expenses increased SEK 69 million, or 18%, in the three months ended September 30, 2005 to SEK 450 million from SEK 381 million in the three months ended September 30, 2004 mainly due to increased expenses in the drilling and shipping areas due to increased business activities, expenses in the property business in connection with the integration of Drott and the acquisition of Envac. Envac had selling and administrative expenses for the three months ended September 30, 2005 of SEK 23 million. Total selling and administrative expenses in the three months ended September 30, 2005 were 8.1% of total revenues, as compared to 7.8% for the three months ended September 30, 2004.


Depreciation and amortization

         Depreciation and amortization charges decreased SEK 50 million, or 10%, in the three months ended September 30, 2005 to SEK 459 million from SEK 509 million in the three months ended September 30, 2004, mainly due to reduced depreciation in the ferry and property operations, partly offset by the weakening of the SEK with respect to the US dollar, which impacted depreciation charges of the drilling rigs which are denominated in US dollars, and the depreciation for Drott and Envac, which had depreciation and amortization charges in the three months ended September 30, 2005 of SEK 22 million and SEK 6 million, respectively. Depreciation and amortization charges in the three months ended September 30, 2004 included impairment charges related to a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million together with depreciation and amortization charges for Drott of SEK 17 million.


Share of affiliated companies' results

         Share of affiliated companies' results in the three months ended September 30, 2005 refer to the Company's portion of the results of Wilh. Sonessons AB (publ). Share of affiliated companies' results in the three months ended September 30, 2004 refer to the Company's portion of Drott's results in the period from July 1 to August 10, 2004, after which Drott is consolidated as a subsidiary.


Financial income and expense, net

         Financial income and expense, net increased by SEK 90 million in the three months ended September 30, 2005 to SEK (103) million from SEK (193) million in the three months ended September 30, 2004.

         Net gain (loss) on securities in the three months ended September 30, 2005 was SEK 74 million, of which SEK 71 million related to realized gains on marketable debt and equity securities and SEK 3 million related to net unrealized gains including the reversal of previously recorded unrealized losses. Net gain (loss) on securities in the three months ended September 30, 2004 amounted to SEK 30 million, of which SEK 29 million related to realized gains on securities.

         Interest income in the three months ended September 30, 2005 increased SEK 18 million to SEK 49 million from SEK 31 million in the three months ended September 30, 2004, mainly related to increased investments in bonds.

         Interest expense for the three months ended September 30, 2005 increased SEK 12 million to SEK (297) million from SEK (285) million for the three months ended September 30, 2004 mainly due to Drott, which had interest expense in the three months ended September 30, 2005 of SEK 68 million. In the three months ended September 30, 2004 Drott had interest expense of SEK 51 million.

         During the three months ended September 30, 2005, foreign exchange gains (losses), net amounted to SEK 43 million, consisting of gains from currency trading of SEK 40 million and gains of SEK 3 million from translation differences. In the three months ended September 30, 2004, the Company had foreign exchange gains (losses), net of SEK 11 million, of which gains of SEK 2 million from currency trading and gains of SEK 9 million from translation differences.

         Other financial income (expense) of SEK 16 million for the three months ended September 30, 2005 includes SEK 32 million related to the Company's share of the results of two investments in VIEs and SEK (16) million for normal bank fees, other financial income and the amortization of the deferred financing charges for the 9 5/8% Senior Notes due 2012, the 7 1/2% Senior Notes due 2013, the 7% Senior Notes due 2016, the $1 billion revolving credit facility issued in December 2004, bank loans and capital lease obligations. Other financial income (expense) of SEK 17 million for the three months ended September 30, 2004 includes SEK 36 million related to the results of two investments in VIEs and SEK (19) million for normal bank fees, other financial income and the amortization of deferred financing charges.

Income taxes

         Income taxes for the three months ended September 30, 2005 were SEK 274 million, consisting of current taxes of SEK (20) million and deferred taxes of SEK 294 million. Deferred taxes include SEK 469 million related to release of deferred taxes related to the sale of Drott properties and internal reorganization. Income taxes for the three months ended September 30, 2004 were SEK (116) million, consisting of current taxes of SEK (121) million, out of which SEK (48) related to Drott, and deferred taxes of SEK 5 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.


      NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO NINE MONTHS ENDED
                              SEPTEMBER 30, 2004

Revenues

         Total revenues increased SEK 1,974 million, or 16%, in the nine months ended September 30, 2005 to SEK 14,239 million from SEK 12,265 million in the nine months ended September 30, 2004, as a result of increased revenues in all business areas, partly offset by the strengthening of the SEK against the US dollar and the British pound.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 208 million, or 3%, in the nine months ended September 30, 2005 to SEK 7,213 million from SEK 7,005 million in the nine months ended September 30, 2004, due to increased volumes in the freight business activity, mainly related to the acquisition of the Fleetwood-Larne ferry operation on the Irish Sea acquired from P&O in April 2004, partly offset by decreased volumes in passengers, cars and onboard sales together with the slight strengthening of the SEK against the British pound.

         Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 178 million, or 16%, in the nine months ended September 30, 2005 to SEK 1,266 million from SEK 1,088 million in the nine months ended September 30, 2004, mainly due to new contracts for the Stena Dee and the Stena Spey, which had offhire periods in the nine months ended September 30, 2004, partly offset by lower revenues for the Stena Tay due to lower dayrates and an offhire period to install new equipment together with the strengthening of the SEK against the US dollar. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 652 million, or 28%, in the nine months ended September 30, 2005 to SEK 3,022 million from SEK 2,370 million in the nine months ended September 30, 2004. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 37 million to SEK 327 million from SEK 290 million, or 13%, mainly due to charter hire received for the Stena Foreteller, which was used in the ferry operations in the first three months of 2004, charter hire received for the Linda Rosa/Mont Ventoux which was delivered in January 2005 and charter hire received for the Stena Challenger which was chartered in from January 2005. Revenues from crude oil tankers increased SEK 599 million, or 30%, in the nine months ended September 30, 2005 to SEK 2,598 million from SEK 1,999 million in the nine months ended September 30, 2004, mainly due to charter hire received for the additional tankers chartered in and charter hire received for the six tanker newbuildings delivered in the period January 2004 to April 2005, partly offset by the increase of the SEK with respect to the US dollar. In the nine months ended September 30, 2005, 42 tankers were operated (chartered or owned), compared to 33 tankers in the nine months ended September 30, 2004.

         Net Gain on Sale of Vessels, Shipping. In the nine months ended September 30, 2005, no vessel sales were made. In the nine months ended September 30, 2004, gains of SEK 272 million were recorded on the sale of the RoRo vessels Chieftain, Stena Timer and Stena Tender and the RoPax vessels Stena Traveller and European Envoy.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the the Company. Revenues from property operations increased SEK 525 million, or 58%, in the nine months ended September 30, 2005 to SEK 1,425 million from SEK 900 million in the nine months ended September 30, 2004, due to the acquisition in August 2004 of Drott, which had revenues for the nine months ended September 30, 2005 of SEK 732 million as compared to SEK 178 million for the nine months ended September 30, 2004, partly offset by lower revenues due to sale of properties in 2005.

         Net Gain on Sale of Properties. In the nine months ended September 30, 2005, gains of SEK 524 million were recorded on the sale of properties, including gains of SEK 320 million from the sales of properties from Drott. In the nine months ended September 30, 2004, gains of SEK 122 million were recorded.

         Other. Other revenues in the nine months ended September 30, 2005 were SEK 789 million, which includes SEK 538 million related to the garden center and flower business "Blomsterlandet" and SEK 239 million related to Envac, a company in the automated waste collection business acquired in June 2005. Other revenues in the nine months ended September 30, 2004 were SEK 508 million, which relate almost entirely to Blomsterlandet.


Direct operating expenses

         Total direct operating expenses increased SEK 1,298 million in the nine months ended September 30, 2005 to SEK 9,399 million from SEK 8,101 million in the nine months ended September 30, 2004, or 16%, as a result of increased operating expenses in all operations except for the RoRo business, partly offset by the strengthening of the SEK with respect to the US dollar and the British pound.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 119 million, or 2%, in the nine months ended September 30, 2005 to SEK 5,160 million from SEK 5,041 million in the nine months ended September 30, 2004, mainly due to increased expenses in the freight business as a result of the acquisition in April 2004 of the Fleetwood-Larne ferry operation on the Irish Sea and the charter of the Stena Challenger during the rebuilding of the Stena Baltica, partly offset by the strengthening of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the nine months ended September 30, 2005 was 72% of revenues, the same as compared to the nine months ended September 30, 2004.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 143 million, or 21%, in the nine months ended September 30, 2005 to SEK 824 million from SEK 681 million in the nine months ended September 30, 2004, mainly due to increased expenses for the Stena Dee, which was offhire in 2004, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the nine months ended September 30, 2005 were 65% of drilling revenues as compared to 63% for the nine months ended September 30, 2004.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 614 million, or 40%, in the nine months ended September 30, 2005 to SEK 2,164 million from SEK 1,550 million in the nine months ended September 30, 2004. Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 25 million, or (16)%, in the nine months ended September 30, 2005 to SEK 127 million from SEK 152 million in the nine months ended September 30, 2004, mainly due to reduced charterhire for the Svealand, which previously was chartered in but acquired by the Company in September 2004, and the sale of the RoRo vessels Stena Tender and Stena Timer in September 2004, partly offset by increased expenses for the Linda Rosa/Mont Ventoux and the Stena Challenger. Direct operating expenses associated with crude oil tankers increased SEK 650 million, or 47%, to SEK 2,032 million from SEK 1,382 million, mainly due to increased expenses resulting from a larger fleet and increased market rates for chartered in vessels, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the nine months ended September 30, 2005 were 78% of revenues, as compared to 69% for the nine months ended September 30, 2004. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 208 million, or 57%, in the nine months ended September 30, 2005 to SEK 576 million from SEK 368 million in the nine months ended September 30, 2004, mainly due to the acquisition in August 2004 of Drott, which had direct operating expenses for the nine months ended September 30, 2005 of SEK 308 million as compared to SEK 73 million for the nine months ended September 30, 2004, partly offset by lower expenses due to sale of properties in 2005. Total direct operating expenses from property operations in the nine months ended September 30, 2005 were 40% of property revenues, as compared to 41% for the nine months ended September 30, 2004.

         Other. Other direct operating expenses in the nine months ended September 30, 2005 were SEK 675 million, which includes SEK 496 million related to the garden center and flower business "Blomsterlandet" and SEK 174 million related to Envac, a company in the automated waste collection business acquired in September 2005. Other direct operating expenses in the nine months ended September 30, 2004 were SEK 461 million which relates entirely to Blomsterlandet.

Selling and administrative expenses

         Selling and administrative expenses increased SEK 129 million, or 11%, in the nine months ended September 30, 2005 to SEK 1,313 million from SEK 1,184 million in the nine months ended September 30, 2004, mainly due to increased expenses in the drilling and shipping areas due to increased business activities, expenses in the property business in connection with the integration of Drott and the acquisition of Envac. Drott and Envac had selling and administrative expenses for the nine months ended September 30, 2005 of SEK 31 million and SEK 36 million, respectively. Drott had selling and administrative expenses for the nine months ended September 30, 2004 of SEK 6 million. Total selling and administrative expenses in the nine months ended September 30, 2005 were 9.2% of total revenues, as compared to 9.7% for the nine months ended September 30, 2004.


Depreciation and amortization

         Depreciation and amortization charges decreased SEK 8 million, or
(1)%, in the nine months ended September 30, 2005 to SEK 1,314 million from SEK 1,322 million in the nine months ended September 30, 2004, mainly due to reduced depreciation in the ferry operations and the strengthening of the SEK with respect to the US dollar, which impacted depreciation charges of the drilling rigs which are denominated in US dollars, partly offset by depreciation for Drott and Envac, which had depreciation and amortization charges in the nine months ended September 30, 2005 of SEK 70 million and SEK 8 million, respectively. Depreciation and amortization charges in the nine months ended September 30, 2004 included impairment charges related to a hotel in the ferry operations of SEK 52 million and a building in the property segment of SEK 21 million together with depreciation and amortization charges for Drott of SEK 17 million.


Share of affiliated companies' results

         Share of affiliated companies results in the nine months ended September 30, 2005 refer to the Company's portion of the results of Wilh. Sonessons AB (publ). Share of affiliated companies' results in the nine months ended September 30, 2004 refer to the Company's portion of Drott's results in the period from May 13 to August 10, 2004, after which Drott is consolidated as a subsidiary.


Financial income and expense, net

         Financial income and expense, net decreased by SEK 423 million in the nine months ended September 30, 2005 to SEK (539) million from SEK (116) million in the nine months ended September 30, 2004.

         Net gain (loss) on securities in the nine months ended September 30, 2005 was SEK 95 million, of which SEK 83 million related to realized gains on marketable debt and equity securities and SEK 12 million mainly related to the reversal of previously recorded unrealized losses. Net gain (loss) on securities in the nine months ended September 30, 2004 amounted to SEK 302 million, of which SEK 218 million related to realized gains on the sale of shares in the property company Fabege AB, SEK 87 million related to other realized gains on securities and SEK (3) million related to unrealized losses.

         Interest income in the nine months ended September 30, 2005 increased SEK 51 million to SEK 129 million from SEK 78 million in the nine months ended September 30, 2004, mainly related to increased investments in bonds.

         Interest expense for the nine months ended September 30, 2005 increased SEK 195 million to SEK (910) million from SEK (715) million for the nine months ended September 30, 2004, mainly related to Drott, for which interest expense in the nine months ended September 30, 2005 amounted to SEK 272 million, partly offset by by the strengthening of the SEK with respect to the US dollar.

         During the nine months ended September 30, 2005, foreign exchange gains (losses), net amounted to SEK 26 million, of which gains of SEK 40 million from currency trading and losses of SEK (14) million from translation differences. In the nine months ended September 30, 2004, the Company had foreign exchange gains (losses), net of SEK 20 million, all related to gains from currency trading.

         Other financial income (expense) of SEK 58 million for the nine months ended September 30, 2005 includes SEK 94 million related to the Company's share of the results of two investments in VIEs and SEK (36) million for normal bank fees, other financial income and the amortization of the deferred financing charges for the 9 5/8% Senior Notes due 2012, the 7 1/2% Senior Notes due 2013, the 7% Senior Notes due 2016, the $1 billion revolving credit facility issued in December 2004, bank loans and capital lease obligations. Other financial income (expense) of SEK 166 million for the nine months ended September 30, 2004 includes SEK 111 million related to the results of two investments in VIEs and SEK 73 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the nine months ended September 30, 2004 was SEK (18) million, including normal bank fees, other financial income and the amortization of deferred financing charges.

Income taxes

         Income taxes for the nine months ended September 30, 2005 were SEK 100 million, consisting of current taxes of SEK (54) million and deferred taxes of SEK 155 million. Deferred taxes include SEK 469 million related to release of deferred taxes related to the sale of Drott properties and internal reorganization. Income taxes for the nine months ended September 30, 2004 were SEK (240) million, consisting of current taxes of SEK (141) million and deferred taxes of SEK (99) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.


Liquidity and Capital Resources

         The liquidity requirements of the Company principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30, 2005, the Company had total cash and marketable securities of SEK 6,218 million as compared with SEK 4,914 million at December 31, 2004.

         For the nine months ended September 30, 2005, cash flows provided by operating activities amounted to SEK 1,237 million as compared to SEK 1,243 million in the first nine months ended September 30, 2004. For the nine months ended September 30, 2005, cash flows used in investing activities amounted to SEK (1,322) million, mainly related to the purchase of Envac and investments in affiliated companies and in securities. Capital expenditures of SEK (3,020) million were partially offset by cash proceeds from the sale of properties. For the nine months ended September 30, 2004, cash flows used in investing activities amounted to SEK (4,854) million including capital expenditures of SEK (2,540) and purchases of subsidiaries, mainly related to Drott, of SEK (3,858) million. Cash flows provided by financing activities for the nine months ended September 30, 2005 amounted to SEK 3 million, mainly relating to net proceeds from issuance of debt, offset by payment of dividend. For the nine months ended September 30, 2004, cash flows provided by financing activities amounted to SEK 3,087 million.

         Total construction in progress increased SEK 827 million in the nine months ended September 30, 2005 to SEK 1,328 million from SEK 501 million as of December 31, 2004, mainly due to the acquisition of a drillship for delivery at the end of 2007. The remaining capital expenditure commitment for newbuildings on order as of September 30, 2005 was SEK 5,010 million, of which SEK 795 million is due within the last quarter of 2005, SEK 2,577 million is due within 2006 and the balance of which is due by 2007. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

         Total interest bearing debt as of September 30, 2005 increased SEK 1,717 million in the nine months ended September 30, 2005 to SEK 24,741 million from SEK 23,024 million as of December 31, 2004. The increase related mainly to the weakening of the SEK, as of September 30, 2005 compared to December 31, 2004, against the US dollar, the British pound and the euro and to a net increase of property loans of SEK 358 million. As of September 30, 2005, $546 million was outstanding under the $1 billion revolving credit facility issued in December 2004, out of which $11 million related to bank guarantees issued. As of December 31, 2004, $638 million was utilized under this facility, of which $11 million was used for bank guarantees issued. Out of the $200 million 9 5/8% Senior Notes due 2012, the Company had repurchased a total of $12.1 million principal amount as of December 31, 2004. In the nine months ended September 30, 2005, the Company repurchased another $5.6 million principal amount of these Senior Notes.

         The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.


OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

         The Company issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002, $175 million 7 1/2% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). Restricted Group Data represents the selected consolidated financial information excluding the property business segment (with the exception of a few properties, mainly in the Drott operations) and two subsidiaries, Stena Finanzverwaltungs AG and Stena Adactum AB (which owns Blomsterlandet and Envac), whose activities consist primarily of investing in securities and in companies outside the traditional lines of business for the Company. The property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted (except a few subsidiaries/properties), together with Stena Finanzverwaltungs AG and the Stena Adactum group, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures. The Drott operations were part of the Restricted Group upon its acquisition in August 2004. The Company transferred most of the Bostads AB Drott group to the wholly owned subsidiary Stena Fastigheter AB in June 2005, thereby transferring these assets from the Restricted group to the Unrestricted group. The transfer was made as of January 1, 2005.

           The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition. Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.7290, the noon buying rate on September 30, 2005.


          Condensed Consolidated Income Statements - Restricted group


                                                                                 Nine month periods ended
                                                                          September 30, 2004  September 30, 2005
                                                                                           (unaudited)
                                                                          ----------------------------------------
                                                                                    SEK        SEK          $
                                                                                      (in millions)
Revenues:
Ferry operations................................................                  7,005      7,213       933
Drilling........................................................                  1,088      1,266       164
Shipping........................................................                  2,370      3,022       391
         Net gain on sale of vessels............................                    272         --        --
                                                                                 ------     ------     ------
      Total shipping............................................                  2,642      3,022       391
Property........................................................                    181         24         3
              Net gain on sale of properties....................                     45        126        16
              Total property....................................                    226        150        19
Other...........................................................                     --          1        --
Total revenues..................................................                 10,961     11,652     1,507
                                                                                 ------     ------     -----
Direct operating expenses:
Ferry operations................................................                 (5,041)    (5,160)     (668)
Drilling........................................................                   (681)      (824)     (107)
Shipping........................................................                 (1,550)    (2,164)     (280)
Property........................................................                    (75)        (9)       (1)
Other...........................................................                     --         (1)       --
Total direct operating expenses.................................                 (7,347)    (8,158)   (1,056)
                                                                                 ------     ------     ------
Selling and administrative expenses.............................                 (1,105)    (1,136)     (147)
Depreciation and amortization...................................                 (1,252)    (1,166)     (150)
                                                                                 ------     ------     ------

Total operating expenses........................................                 (9,704)   (10,460)   (1,353)
                                                                                 ------     ------     ------
Income from operations..........................................                  1,257      1,192       154
                                                                                 ------     ------     ------
Share of affiliated companies' results..........................                     19         --        --
                                                                                 ------     ------     ------
Financial income and expense:
Dividends received..............................................                      6         24         3
Gain (loss) on securities, net..................................                     38        182        24
Interest income.................................................                    101        159        21
Interest expense................................................                   (504)      (535)      (70)
Foreign exchange gains (losses), net............................                     20         26         4
Other financial income (expense), net...........................                     56        (29)       (4)
                                                                                 ------     ------     ------
Total financial income and expense..............................                   (283)      (173)      (22)
                                                                                 ------     ------     ------
Minority interest...............................................                     (6)        (1)       --

Income before taxes.............................................                    987      1,018       132

Income taxes....................................................                   (151)      (143)      (19)
                                                                                 ------     ------     ------
Net income......................................................                    836        875       113
                                                                                 ======     ======     ======



            Condensed Consolidated Balance Sheets - Restricted Group

                                                                           December 31,       September 30, 2005
                                                                                  2004                (unaudited)
                                                                           ---------------------------------------
                                                                                    SEK        SEK          $
                                                                                      (in millions)
                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    278        291        38
Tangible fixed assets:
 Vessels........................................................                 12,747     14,007     1,812
 Construction in progress.......................................                    501      1,328       172
 Equipment......................................................                    561        631        82
 Property.......................................................                 12,337      1,625       210
                                                                                 ------     ------     -----
Total tangible fixed assets.....................................                 26,146     17,591     2,276
                                                                                 ------     ------     -----
Financial fixed assets:
Marketable securities...........................................                    141        106        13
Intercompany accounts, noncurrent...............................                  1,078      1,594       206
Other assets....................................................                  2,850      3,185       412
                                                                                 ------     ------     -----
Total noncurrent assets.........................................                 30,493     22,767     2,945
                                                                                 ------     ------     -----
Current assets:
Inventories.....................................................                    182        243        31
Trade debtors...................................................                    917      1,233       160
Other receivables...............................................                    714        859       111
Intercompany accounts, current..................................                    349      1,308       169
Prepaid expenses and accrued income.............................                    768      1,017       132
Short-term investments..........................................                    994      1,606       208
Cash and cash equivalents.......................................                  2,304      1,183       153
                                                                                 ------     ------     -----
Total current assets............................................                  6,228      7,449       964
                                                                                 ------     ------     -----
Total assets....................................................                 36,721     30,216     3,909
                                                                                 ======     ======     =====


                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 12,873     14,020     1,814
                                                                                 ------     ------     -----
Total stockholders' equity......................................                 12,878     14,025     1,815
                                                                                 ------     ------     -----

Provisions:
   Deferred income taxes........................................                  1,923        584        75
   Other provisions.............................................                    399        425        55
                                                                                 ------     ------     -----
Total provisions................................................                  2,322      1,009       130
                                                                                 ------     ------     -----

Noncurrent liabilities:
   Long-term debt...............................................                 11,673      5,912       765
   Senior notes.................................................                  4,088      4,695       607
   Capitalized lease obligations................................                  1,259      1,323       171
   Other noncurrent liabilities.................................                     88         92        12
                                                                                 ------     ------     -----
Total noncurrent liabilities....................................                 17,108     12,022     1,555
                                                                                 ------     ------     -----
Current liabilities:
   Short-term debt..............................................                     35        230        30
   Capitalized lease obligations................................                     38         40         5
   Trade accounts payable.......................................                    388        434        56
   Income tax payable...........................................                     91        132        17
   Other........................................................                    419        378        49
   Intercompany balances, current...............................                  1,759         52         7
   Accrued costs and prepaid income.............................                  1,683      1,894       245
                                                                                 ------     ------     -----
Total current liabilities.......................................                  4,413      3,160       409
                                                                                 ------     ------     -----

Total stockholders' equity and liabilities......................                 36,721     30,216     3,909
                                                                                 ======     ======     =====


                         Condensed Consolidated Statements of Cash Flow - Restricted Group

                                                                                  Nine month periods ended
                                                                         September 30, 2004   September 30, 2005
                                                                                        (unaudited)
                                                                         ----------------------------------------
                                                                                    SEK        SEK         $
                                                                                      (in millions)
Net cash flows from operating activities:
Net income......................................................                    836        875       113
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                  1,252      1,166       150
Share of affiliated companies' results..........................                    (19)        --        --
Gain on sale of property, vessels and equipment.................                   (318)      (129)      (17)
Gain on securities, net.........................................                    (38)      (182)      (24)
Unrealized foreign exchange (gains) losses......................                    (77)       122        16
Deferred income taxes...........................................                     13         98        13
Minority interest...............................................                      6          1        --
Other non cash items............................................                    (10)       235        30
Net cash flows from trading securities..........................                   (355)      (729)      (94)
Changes in working capital......................................                   (415)      (203)      (25)
                                                                                 -------    -------    ------
Net cash provided by operating activities.......................                    875      1,254       162
                                                                                 -------    -------    ------

Net cash flows from investing activities:
Purchase of intangible assets...................................                   (124)       (44)       (6)
Cash proceeds from sale of property, vessels and equipment......                    978        353        46
Capital expenditure on property, vessels and equipment..........                 (2,260)    (2,053)     (266)
Purchase of subsidiaries, net of cash acquired..................                 (3,125)      (756)      (98)
Sale of subsidiaries............................................                  1,289        325        42
Proceeds from sale of securities................................                   (366)        81        10
Purchase of securities..........................................                    (68)      (100)      (13)
Other investing activities......................................                   (134)       (30)       (3)
                                                                                 -------    -------    ------
Net cash used in investing activities...........................                 (3,810)    (2,224)     (288)
                                                                                 -------    -------    ------

Net cash flows from financing activities:
Proceeds from issuance of debt..................................                    998        147        19
Principal payments on debt......................................                   (560)      (775)     (100)
Net change in borrowings on line-of-credit agreements...........                  1,474      1,272       165
Principal payments on capital lease obligations.................                    (33)       (31)       (4)
Net change in restricted cash accounts..........................                    (20)         27         3
Intercompany accounts...........................................                    629       (648)      (84)
Dividends paid..................................................                    (70)      (195)      (25)
Other financing activities......................................                    (24)        39         5
                                                                                 -------    -------    ------
Net cash provided by/(used in) financing activities.............                  2,394       (164)      (21)
                                                                                 -------    -------    ------

Effect of exchange rate changes on cash and cash equivalents....                      4         13         2
                                                                                 -------    -------    ------

Net change in cash and cash equivalents.........................                   (537)    (1,121)     (145)

Cash and cash equivalents at beginning of period................                  1,623      2,304       298
                                                                                 -------    -------    ------

Cash and cash equivalents at end of period......................                  1,086      1,183       153
                                                                                 =======    =======    ======


                         Other data - Restricted Group

                                                                                    Nine month periods ended
                                                                            September 30, 2004   September 30, 2005
                                                                                    SEK         SEK           $
                                                                                     (in millions)

  Adjusted EBITDA..................................                               2,604       2,516         325


           Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.


         The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

                                                                                       Nine month periods ended
                                                                                September 30, 2004   September 30, 2005
                                                                                      SEK       SEK           $
                                                                                       (in millions)

  Income from operations.....................................                       1,257     1,192         154
  Adjustments:
  Interest income............................................                         101       159          21
  Depreciation and amortization..............................                       1,252     1,166         150
  Minority interest..........................................                          (6)       (1)         --
                                                                                    -------    ------     ------

  Adjusted EBITDA............................................                       2,604     2,516         325
  Adjustments:
  Gain on sale of property, vessels and equipment............                        (318)     (129)        (17)
  Net cash flows from trading securities.....................                        (355)     (729)        (94)
  Interest expense...........................................                        (504)     (535)        (70)
  Foreign exchange (gains) losses..........................es                         (57)      148          20
  Other non cash items.......................................                         (10)      235          30
  Changes in working capital.................................                        (415)     (203)        (25)
  Other items................................................                         (70)      (49)         (7)
                                                                                    -------    ------     ------

  Net cash provided by operating activities..................                         875     1,254         162